Exhibit 3.1

AMENDMENT NO. 3 TO
FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF
AMERICAN MIDSTREAM PARTNERS, LP

This Amendment No. 3 (this “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Partnership”), dated as of August 9, 2013, as amended by that certain Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, adopted effective as of October 28, 2013 and that certain Amendment No. 2 to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, adopted effective as of January 31, 2014 (together, the “Partnership Agreement”), is hereby adopted effective as of July 24, 2014 by American Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to the authority granted to it in Section 5.6, Section 5.12(b)(v), Section 13.1 and Section 13.3 of the Partnership Agreement, and consented to and approved by High Point Infrastructure Partners, LLC, as the sole Record Holder of the Outstanding Series A Preferred Units. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests; and
WHEREAS, Section 13.3(c) of the Partnership Agreement provides that, if the General Partner determines an amendment adversely affects one or more classes of Partnership Interest, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes; and
WHEREAS, Section 5.12(b)(v)(B) of the Partnership Agreement provides that Partnership shall be able to amend Section 5.12 of the Partnership Agreement without the approval by the Record Holders of Outstanding Series A Preferred Units so long as the amendment does not adversely affect the holders of the Series A Preferred Units in any material respect and does not affect the holders of the Series A Preferred Units disproportionately in relation to the holders of Common Units, and specifies that an action that changes the form of payment of distributions on the Series A Preferred Units shall be deemed to adversely affect the holders of the Series A Preferred Units in a material respect; and

Exhibit 3.1

WHEREAS, the board of directors of the General Partner has determined that the standards specified in Section 13.1(d)(i) and Section 5.12(b)(v) are satisfied with respect to the amendments to be made by this Amendment upon the approval of Record Holders of a majority of the Outstanding Series A Preferred Units; and
WHEREAS, HPIP Gonzales Holdings, LLC, a Delaware limited liability company (“Gonzales”), owns both those certain production gathering facilities in Gonzales County, Texas, as well as certain water disposal facilities; and
WHEREAS, a condition precedent to the Partnership acquiring Gonzales from Magnolia Infrastructure Partners, LLC (the “AMID-Magnolia Transaction”) is that the Record Holders of a majority of the Outstanding Series A Preferred Units approve this Amendment; and
WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) defer the date on which the Series A Preferred Units cease to receive Series A PIK Units and (ii) provide for such other matters as are provided herein.
NOW THEREFORE, contingent upon consummation of the AMID-Magnolia Transaction, the General Partner (upon the approval of the sole Record Holder of the Outstanding Series A Preferred Units) does hereby amend the Partnership Agreement as follows:
A. Amendment. The Partnership Agreement is hereby amended as follows:
1.SECTION 1.1 IS HEREBY AMENDED TO RESTATE THE DEFINITION OF “COUPON CONVERSION QUARTER” IN ITS ENTIRETY AND TO ADD THE DEFINITION OF “SERIES A SECOND PIK PAYMENT AMOUNT”:
“Coupon Conversion Quarter” means the earlier of (1) the Quarter that includes the Series A Conversion Date and (2) the Quarter beginning April 1, 2015.
“Series A Second PIK Payment Amount” means a number of Series A PIK Preferred Units equal to (i) $0.50 divided by (ii) the Series A Adjusted Issue Price. The parties acknowledge that the Series A Second PIK Payment Amount is 0.02857143 of a Series A Preferred Unit as of the effective date of Amendment No. 3 to this Agreement.
2.    The third sentence of Section 5.12(b)(ii)(A) is hereby amended and restated in its entirety as follows (it being the intent to replace such sentence with the following two sentences):
For the Quarter ending June 30, 2013, and for each Quarter thereafter through and including the Quarter ending March 31, 2014, the Series A Quarterly Distribution

Exhibit 3.1

on each Outstanding Series A Preferred Unit shall be paid as follows: (i) a number of Series A PIK Preferred Units equal to the Series A PIK Payment Amount and (ii) $0.25 in cash (provided that for the Quarter in which the Series A Issuance Date occurs, the amount payable pursuant to this clause (ii) shall be an amount in cash equal to the product of (I) $0.25 times (II) a fraction, of which the numerator is the number of days from and including the Series A Issuance Date to but excluding the date of such Quarter’s end, and the denominator is 91). For the Quarter ending June 30, 2014, and for each Quarter thereafter through and including the Quarter ending immediately prior to the Coupon Conversion Quarter, the Series A Quarterly Distribution on each Outstanding Series A Preferred Unit shall be paid a number of Series A PIK Preferred Units equal to the Series A Second PIK Payment Amount; provided that, in the discretion of the General Partner which determination shall be made prior to the Record Date for the relevant quarter, the Series A Quarterly Distribution may be paid as (x) a number of Series A PIK Preferred Units equal to the Series A PIK Payment Amount and $0.25 in cash or (y) $0.50 in cash.
B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain unchanged and unmodified and in full force and effect.
C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.
D. Severability. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.
E. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be any original, but such counterparts shall together constitute but one and the same instrument.

Exhibit 3.1

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the effective date written above.
GENERAL PARTNER:
AMERICAN MIDSTREAM GP, LLC
By:        /s/ William Mathews
Name:     William Mathews
Title:    Vice President, General Counsel & Secretary

The undersigned hereby consents to the adoption of Amendment No. 3 to Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP as of the effective date written above.
RECORD HOLDER OF ALL OF THE SERIES A PREFERRED UNITS:
HIGH POINT INFRASTRUCTURE PARTNERS, LLC
By:        /s/ Daniel R Revers
Name:     Daniel R Revers
Title:    President